Exhibit 12.1

SCRIPPS NETWORKS INTERACTIVE, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings:
Net income from continuing operations	$548,759	$683,028	$849,656	$636,648	$516,234	$360,459

Subtract:
Earnings of equity investees	(67,110)	(79,644)	(60,864)	(49,811)	(30,126)	(18,626)

Add:
Provision for income taxes	245,175	307,623	88,107	246,452	219,427	170,733
Distributions of income from equity investees	78,852	83,912	61,896	39,420	29,194	21,702
Total interest expense, including amortization of debt issue costs	36,898	48,710	50,814	36,121	35,167	2,810
Interest capitalized	—	67	11	237	412	150
Portion of rental expense representative of the interest factor	7,279	8,873	8,481	7,009	6,832	5,403

Earnings as adjusted	$849,853	$1,052,569	$998,101	$916,076	$777,140	$542,631

Fixed charges:
Total interest expense, including amortization of debt issue costs	$36,898	$48,710	$50,814	$36,121	$35,167	$2,810
Interest capitalized	—	67	11	237	412	150
Portion of rents representative of the interest factor	7,279	8,873	8,481	7,009	6,832	5,403

Total fixed charges	$44,177	$57,650	$59,306	$43,367	$42,411	$8,363

Ratio of earnings to fixed charges	19.2x	18.3x	16.8x	21.1x	18.3x	64.9x